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04010507

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Michael Page International

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 11 2004
THOMSON FINANCIAL

FILE NO. 82- 5762 FISCAL YEAR 12-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

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12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
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OICF/BY: dlw

DAT : 3/11/04

04 MAR -3 AM 7:21

Michael Page

INTERNATIONAL

ARS
12-31-03

Full Year Results
for the year ended 31 December 2003

Michael Page International plc ("Michael Page"), the specialist professional recruitment company, announces its full year results for the period ended 31 December 2003.

Key Points

- Revenue (gross profit) of £178.5m, in challenging conditions
- Q4 2003 revenue of £45.7m, 4% increase over Q4 2002
- Profit before tax* of £23.5m, slightly ahead of expectations
- Basic earnings per share of 3.8p and adjusted earnings per share of 4.1p
- £29.2m cash generated from operating activities
- Dividend maintained at 3.4p

* pre exceptional items of £1.1m (statutory profit before tax: £22.4m)

Commenting on the results, Terry Benson, Chief Executive of Michael Page, said:

"Michael Page performed creditably during the year and exited 2003 in a strong financial position. This was achieved despite another challenging year for recruitment specialists.

"In the UK, our largest geographic market, there is now clear evidence of increasing activity levels across all disciplines and we have now begun investing in anticipation of further growth. The outlook in Asia Pacific and the Americas is also improving and we are planning to open a number of new offices in those markets. However, in Continental Europe, trading conditions remain weak and our expectation is that 2004 will prove another difficult year for our businesses there.

"For the Group as a whole, our current expectation is that our first quarter revenues will be of a similar order to the £45.7m in the fourth quarter of 2003, with pre-bonus costs, including new investments, running at an average monthly rate of approximately £13m over the year as a whole."

Enquiries:

Michael Page International plc 020 7269 2205
Terry Benson, Chief Executive
Stephen Puckett, Finance Director

Financial Dynamics 020 7269 7291
David Yates/Richard Mountain

Chairman's Statement

The Group performed creditably during the year and exited 2003 in a strong financial position. This was achieved despite it being another challenging year for recruitment specialists. The slowing down of economic activity and weakening of business confidence experienced throughout 2002 continued into the first half of 2003, compounded by the war in Iraq and the outbreak of SARS. These conditions impacted directly upon the professional employment markets and consequently on the results of the Group. However, towards the end of the first half we experienced a slight improvement in activity which continued throughout the second half of the year.

Financial highlights

As a consequence of these difficult trading conditions, turnover for the year ended 31 December 2003 was 2.8% lower at £372.6m (2002: £383.5m). Temporary placement activity has been more resilient than permanent and this shift in business mix contributed to a revenue (gross profit) reduction of 7.4% to £178.5m (2002: £192.6m). Given the Group's high operational gearing, operating profit before exceptional items reduced by 28.8% to £22.9m (2002: £32.1m).

Profit before tax and exceptional items was £23.5m (2002: £32.6m) and earnings per share before exceptional items were 4.1p (2002: 5.8p).

Cash flow was again very strong during the year with the Group generating £29.2m (2002: £46.7m) from operating activities. At 31 December 2003 the Group had net cash of £22.4m (2002: £21.4m).

Dividends and share repurchases

Despite the reduction in profits, the Board is recommending that the dividend be maintained at last year's level. A final dividend of 2.3p per ordinary share is proposed which, together with the interim dividend of 1.1p per ordinary share paid in October, makes a total dividend for the year of 3.4p (2002: 3.4p) per ordinary share. The final dividend will be paid on 4 June 2004 to those shareholders on the register at 7 May 2004. The total dividend is covered 1.2 times by earnings per share before exceptional items of 4.1p.

In view of the uncertain and weak market conditions during 2003, we did not make any share repurchases. However, we anticipate share repurchases being an ongoing use of surplus cash and accordingly will be seeking shareholders' consent for a renewal of the repurchase authority at the Annual General Meeting on 27 May 2004.

Employees

I wish to express my thanks to the staff worldwide for their commitment, loyalty and efforts throughout this sustained period of difficult trading conditions when they have maintained your Company's position as the international leader in the specialist recruitment industry.

Outlook

In the UK, our largest geographic market, there is now clear evidence of increasing activity levels across all disciplines and we have now begun investing in anticipation of further growth. The outlook in Asia Pacific and the Americas is also improving and we are planning to open a number of new offices in those markets. However, in Continental Europe, trading conditions remain weak and our expectation is that 2004 will prove another difficult year for our businesses there.

For the Group as a whole, our current expectation is that our first quarter revenues will be of a similar order to the £45.7m in the fourth quarter of 2003, with pre-bonus costs, including new investments, running at an average monthly rate of approximately £13m over the year as a whole.

Adrian Montague
Chairman
25 February 2004

Chief Executive's Review

Whilst having to review another challenging year, I do so in the belief that there are encouraging signs that the worst is behind us in many of our markets. During the year we have continued to invest cautiously and sensibly in the organic development of our businesses, while maintaining our normal tight cost control, and produced over £23.5m of profits before exceptional items.

We started the year with 2,390 fee generating and support staff operating from 107 offices in 16 countries. During the course of the year we took the opportunity, upon the expiration of lease commitments, to consolidate a small number of offices in the UK and France, and at 31 December 2003 we employed 2,260 fee generating and support staff operating from 105 offices in 16 countries.

United Kingdom

In the UK, turnover fell by 4.7% to £194.3m (2002: £203.9m) and revenue (gross profit) by 8.7% to £90.6m (2002: £99.3m). Operating profits before exceptional items were £15.6m (2002: £20.5m). Revenue in the second half of the year was 7.2% higher than in the first half reflecting improved trading conditions. The operational gearing effect on these increased revenues, combined with good cost control, resulted in a 32% increase in second half operating profits, compared with the first half.

The revenues of the finance and accounting businesses of Michael Page Finance, Michael Page City and Accountancy Additions, which generate approximately two thirds of our UK revenue, were 12% lower than in 2002.

Michael Page Finance, the largest of the three businesses, recorded its highest quarterly revenue of the year in the fourth quarter, which was very encouraging given that this quarter includes the seasonally quieter Christmas period. Although the revenue of Michael Page City for the year as a whole was 20% lower than in 2002, the second half improved significantly on the first, reflecting the improved confidence levels experienced by many large financial institutions. The revenue of Accountancy Additions, which specialises in lower level finance and accounting positions, proved, as in 2002, to be the most resilient and least affected by adverse economic conditions.

The combined revenues of Michael Page Marketing, Michael Page Sales and Michael Page Retail, were 7% lower than in 2002 and represented 23% of the UK total. The Marketing and Sales businesses, which had borne the full brunt of the economic downturn in 2001 and 2002, particularly in the Technology and Telecoms sectors, were both beneficiaries of increased levels of enquiry as the year progressed. Michael Page Retail produced another sound performance, with second half revenue 9% higher than the first. The national coverage of these businesses increased to eight offices in January 2004 with the opening of an office in Bristol.

In 2003, Michael Page Legal achieved almost identical levels of revenue to 2002, the second half being 6% stronger than the first. The revenue of our Technology business improved substantially in the second half enabling us to achieve a break-even position for the year as a whole. Our newer businesses, Michael Page Human Resources and Michael Page Engineering and Supply Chain Management both achieved in excess of 30% revenue growth year on year. We have extended the geographical coverage of both businesses and they are now represented in four and five locations respectively.

In December we started a new business, Michael Page Secretarial, in the City and West End of London.

Continental Europe

Our Continental European businesses continued to experience extremely challenging trading conditions throughout the year. Turnover was 5.6% lower at £120.4m (2002: £127.6m) and revenue 12.2% lower at £58.2m (2002: £66.3m).

The decline in activity continued throughout the year with second half revenue 10% lower than in the first. As a result the region recorded a loss in the second half, resulting in a full year operating loss before exceptional items of £0.3m (2002: £5.6m profit).

Chief Executive's Review (continued)

France is our second largest geographic market after the UK, representing approximately 20% of the Group's 2003 revenues, and once again trading conditions proved to be very difficult. Revenue from permanent placements was 22% lower than in 2002. The temporary and contracting businesses fared better but still experienced a 16% decline in revenue year on year. Whilst continuing to maintain our market leading position, staff numbers were reduced by over 25% from the beginning of 2003 and we successfully consolidated a number of offices during the year.

Our businesses in The Netherlands, Germany and Switzerland also experienced difficult trading conditions throughout the year. Our businesses in Italy, Spain and Portugal fared better and as a result achieved similar levels of revenue to 2002.

Clearly the depressed economic environment in many Continental European markets severely impacted the Group's businesses over the past three years. Nevertheless we are committed to these markets in the longer term and accordingly we have continued to invest modestly and sensibly in 2003 with the opening of small offices in Zurich and Berlin, and expanded our offices in Rotterdam, which opened in 2002, and Düsseldorf, by starting Michael Page Engineering and Production.

Asia Pacific

Turnover for the region was 10.0% higher at £51.4m (2002: £46.7m), revenue was 9.2% higher at £25.0m (2002: £22.9m) and operating profit before exceptional items increased to £7.6m (2002: £6.8m).

The economy in Australia proved to be the most resilient of all our major markets in 2003 and I am pleased to report another year of achievement. Our businesses in Melbourne and Perth all benefited from strong demand by domestic clients. As elsewhere in the world, demand from our clients in the International Financial Services, Telecoms and Technology sectors was subdued in Sydney in the first half, but showed signs of improvement towards the end of the year. The newer businesses, Michael Page Human Resources and Michael Page Engineering, both progressed well during the course of 2003. The lease of our Sydney office expired in December and we successfully relocated to new premises with minimum disruption in what was the beginning of the seasonally quieter summer period in Australia. Having carefully evaluated the opportunities in Queensland, a new office was opened in Brisbane in January 2004.

Our businesses in Hong Kong and Singapore, both of which have traditionally been heavily dependent on the International Financial Services, Telecoms and IT sectors, experienced a particularly anxious start to 2003 due to the outbreak of SARS. The impact proved to be less than we originally feared and both businesses exceeded internal expectations. We are equally pleased with the progress of our Tokyo office, which increased revenue year on year by over 50% and produced an operating profit in 2003.

We remain confident that the Asia Pacific region, in particular Greater China, offers considerable longer term potential for the Group.

The Americas

Turnover for the region was £6.6m (2002: £5.4m) and revenue increased to £4.6m (2002: £4.1m). Revenue in the second half of 2003 was over 40% higher than in the first half and consequently the first half losses were largely recovered and the region only recorded a small operating loss before exceptional items for the year of £0.1m (2002: £0.7m loss). The increased revenue achieved in the second half reflects both improving overall trading conditions, particularly in the USA, and the continuing investment in our own staff and new offices.

In my review last year I anticipated the opening of a third office in the USA in 2003, despite the extremely challenging environment we faced at that time. I am pleased to report that our office in Stamford, Connecticut was duly opened in September and we are very satisfied with its progress to date.

In São Paulo, Brazil, we enjoyed another successful year and were particularly pleased with the development of Michael Page Engineering and Production. We opened an office in Rio de Janeiro and it is our intention to expand into Sales and Marketing recruitment during the course of 2004.

Chief Executive's Review (continued)

New IT system

We have now successfully commenced the global roll out of our new front office recruitment system, which is now live in the UK, France and USA. The worldwide roll out is currently anticipated to be substantially complete by the end of 2004.

Strategy

Since 2001 we have experienced the most challenging trading conditions for at least a decade or more. During this period we have retained a level of resource that has enabled us to maintain and indeed grow our presence in some markets and start new businesses in developing markets. Our staff around the world should be congratulated for these achievements and we will continue to invest in their training and development.

I believe the demand for our services will increase in the coming years. Our overall strategy remains absolutely unchanged. We intend to stay focused on our core competency of specialist recruitment and to grow the business organically by the expansion of existing businesses in their local markets, the introduction of the disciplines into existing locations and by entering new geographic markets.

The United States offers significant long-term opportunities for the Group and it remains our objective to grow our business in the USA organically, as rapidly as internal resources will allow. To this end we already have in place a plan of action which should allow us to open new offices in Boston and Chicago within the first half of 2004.

Terry Benson
Chief Executive
25 February 2004

Finance Director's Review

Profit and loss account

Turnover

Turnover for the year was 2.8% lower at £372.6m (2002: £383.5m). In the second half of 2003, turnover was 6.5% higher than in the first half and was 3.5% higher than the second half of 2002.

Turnover from temporary placements increased marginally by 0.6% to £243.8m (2002: £242.2m) and represented 65.4% (2002: 63.2%) of Group turnover. Turnover from permanent placements was £128.8m (2002: £141.2m).

Gross profit (revenue)

Revenue for the year decreased by 7.4% to £178.5m (2002: £192.6m) representing an overall gross margin of 47.9% (2002: 50.2%). The percentage reduction in revenue is greater than the reduction in turnover due to a combination of a higher proportion of temporary placements in 2003 and a lower gross margin on temps. Revenue from temporary placements was £56.7m (2002: £59.7m) and represented 31.7% (2002: 31.0%) of Group revenue. The gross margin achieved on temporary placements was 23.2% (2002: 24.7%).

Revenue in the second half of 2003 was 3.4% higher than in the first half. The Group's quarterly revenue in the first quarter of 2001 was £69.6m and it declined sequentially to £49.5m in the first quarter of 2002. After three relatively stable quarters of around £50m from the fourth quarter of 2001 to the second quarter of 2002, it declined sequentially through to the first quarter of 2003. We have now had another three stable quarters of around £45m and in the fourth quarter of 2003 recorded the first year on year quarterly increase since the first quarter of 2001.

Operating profit

Administrative expenses in the year reduced to £155.6m (2002: £160.5m) before exceptional items, principally due to the lower profit related bonuses payable to staff.

The Group's largest category of expenditure is the remuneration of our consultants and support staff. Headcount of the Group was 2,390 at 1 January 2003 and reduced to 2,279 at 30 June. The Group's headcount has remained relatively stable during the second half of the year and at 31 December 2003 we employed 2,260 consultants and support staff.

As a result of the revenue decline and the Group's high operational gearing, operating profit before exceptional items was £22.9m (2002: £32.1m).

Exceptional items

At the end of 2001, the Group committed to a 20 year lease on 33,000 sq.ft. of offices in London to provide space for future expansion and to accommodate existing businesses whose leases were expiring in 2002 to 2004. Possession of the new offices took place in the first half of 2003 and, given the reductions in headcount, a substantial amount of space is now vacant. In accordance with FRS 12 the Group has recorded an exceptional charge for vacant properties of £3.0m.

On flotation in March 2001, the Group incurred an exceptional charge and made a provision of £6.0m in respect of employer's social charges on the Restricted Share Scheme which vests in 2004. This liability, which is dependent upon the price of Michael Page shares, has been estimated in these accounts at £4.1m using the share price at 31 December 2003 (186p). As a consequence there is an exceptional credit in the year of £1.9m. When this liability crystallises, any material difference from the current provision will be taken as an exceptional item in the 2004 accounts.

Finance Director's Review (continued)

Net interest

The net interest receivable in the year was £0.6m (2002: £0.5m). During the year £0.4m of interest was earned on surplus cash balances which were invested in the short-term money market. In addition interest of £0.2m was received on a tax related refund.

Taxation

Tax on profits before exceptional items and goodwill amortisation was £9.0m (2002: £11.4m), representing an effective tax rate of 38.1% (2002: 35.0%). The rate is higher than the UK corporation tax rate of 30% as a result of non-deductible business expenses, profits arising in higher tax rate jurisdictions, and losses which are unable to be offset against profits in the current year and against which no deferred tax asset has been recognised. The rate has increased over 2002 as a direct result of the lower profits in Continental Europe.

As a result of recent changes in tax legislation, the Company expects to obtain a deduction for corporation tax purposes when the Restricted Share Scheme vests in 2004. Based on the price of Michael Page shares at 31 December 2003, the deduction to UK taxable profits would be approximately £27m which, at the UK corporation tax rate of 30%, would reduce the tax charge in 2004 by £8.1m.

Earnings per share and dividends

Basic earnings per share were 3.8p (2002: 5.8p) and adjusted earnings per share before exceptional items were 4.1p (2002: 5.8p). The weighted average number of shares for the year was 357,955,000 (2002: 366,355,000). The 2003 average number of shares was lower than 2002 due to the full year effect of the shares repurchased and cancelled during the second half of 2002.

A maintained final dividend of 2.3p (2002: 2.3p) per ordinary share has been proposed by the Directors which, together with the interim dividend of 1.1p (2002: 1.1p) per ordinary share, makes a total dividend for the year of 3.4p (2002: 3.4p) per ordinary share. The final dividend, which amounts to £8.2m, will be paid on 4 June 2004 to those shareholders on the register at 7 May 2004.

Balance sheet

We have adopted early the new guidance on accounting for own shares and have classed these as "EBT reserve" deducted from Shareholders' Funds rather than being held as investments on the balance sheet. The impact of this is to reduce the Group's net assets, in both the current and prior year, by approximately £10m.

The Group had net assets of £53.3m at 31 December 2003 (2002: £48.9m) of which £22.4m (2002: £21.4m) is represented by net cash.

While capital expenditure is fundamentally driven by the Group's headcount, as indicated last year, 2003 capital expenditure, net of disposal proceeds, increased to £6.3m (2002: £2.5m) due to the fit out costs of the new building in London and the implementation of the new IT system.

Trade debtors were £53.2m at 31 December 2003 (2002: £53.2m) representing debtor days of 46.0 (2002: 47.5 days).

Cash flow

At the start of the year the Group had net cash of £21.4m.

During the year the Group generated net cash from operating activities of £29.2m (2002: £46.7m) being £29.7m (2002: £40.5m) of EBITDA, an increase in working capital requirements of £0.8m (2002: £6.2m reduction) and movements in provisions of £0.2m (2002: £nil). The increased working capital is largely due to the greater activity in December 2003 when compared to December 2002.

Finance Director's Review (continued)

The principal payments have been:

- £6.3m (2002: £2.5m) of capital expenditure, net of disposal proceeds, on property, infrastructure, information systems and motor vehicles for staff;
- Taxes on profits of £10.7m (2002: £11.5m); and
- Dividends of £12.2m (2002: £12.5m).

At 31 December 2003 the Group had net cash balances of £22.4m.

Treasury management and currency risk

It is the Directors' intention to finance the activities and development of the Group principally from retained earnings and to operate the Group's business while maintaining the net debt/cash position within a relatively narrow band. Cash generated in excess of these requirements will be used to buy back the Company's shares for which renewal of the existing authority is being sought at the forthcoming Annual General Meeting.

Cash surpluses are invested in short-term deposits with any working capital requirements being provided by local overdraft facilities.

The main functional currencies of the Group are Sterling, Euro and Australian Dollar. The Group does not have material transactional currency exposures nor is there a material exposure to foreign-denominated monetary assets and liabilities. The Group is exposed to foreign currency translation differences in accounting for its overseas operations although our policy is not to hedge this exposure.

Stephen Puckett
Group Finance Director
25 February 2004

Consolidated Profit and Loss Account

for the year ended 31 December 2003

	Note	Before exceptional items 2003 £'000	Exceptional items (note 3) 2003 £'000	After exceptional items 2003 £'000	2002 £'000
Turnover	2	**372,616**	**-**	**372,616**	383,470
Cost of sales		**(194,131)**	**-**	**(194,131)**	(190,822)
Gross profit	2	**178,485**	**-**	**178,485**	192,648
Administrative expenses		**(155,601)**	**(1,101)**	**(156,702)**	(160,512)
Operating profit		**22,884**	**(1,101)**	**21,783**	32,136
Net interest		**626**	**-**	**626**	461
Profit on ordinary activities before taxation	2	**23,510**	**(1,101)**	**22,409**	32,597
Taxation on profit on ordinary activities	4	**(8,994)**	**330**	**(8,664)**	(11,443)
Profit on ordinary activities after taxation being profit for the financial year		**14,516**	**(771)**	**13,745**	21,154
Equity dividends	5	**(12,171)**	**-**	**(12,171)**	(12,263)
Retained profit for the financial year		**2,345**	**(771)**	**1,574**	8,891
Basic earnings per share (pence)	6			**3.8**	5.8
Diluted earnings per share (pence)	6			**3.8**	5.8
Adjusted earnings per share (pence)	6			**4.1**	5.8

The above results relate to continuing operations.

Consolidated Statement of Total Recognised Gains and Losses

for the year ended 31 December 2003

	2003 £'000	2002 £'000
Profit for the financial year	**13,745**	21,154
Foreign currency translation differences	**2,786**	1,256
Total recognised gains and losses for the year	**16,531**	22,410

Consolidated Balance Sheet

at 31 December 2003

	Note	2003 £'000	As restated (note 7) 2002 £'000
Fixed assets			
Intangible assets		**1,539**	1,635
Tangible assets		**23,101**	23,505
		24,640	25,140
Current assets			
Debtors		**71,530**	70,743
Cash at bank and in hand		**23,211**	22,040
		94,741	92,783
Creditors:			
Amounts falling due within one year		**(59,355)**	(63,069)
Net current assets		**35,386**	29,714
Total assets less current liabilities		**60,026**	54,854
Creditors:			
Amounts falling due after more than one year		**(444)**	-
Provisions for liabilities and charges	8	**(6,239)**	(6,000)
Net assets	2	**53,343**	48,854
Capital and reserves			
Called up share capital		**3,637**	3,637
Capital redemption reserve		**113**	113
EBT reserve		**(9,871)**	(10,000)
Profit and loss account		**59,464**	55,104
Equity shareholders' funds	9	**53,343**	48,854

Consolidated Cash Flow Statement

for the year ended 31 December 2003

	Note	2003 £'000	2002 £'000
Net cash inflow from operating activities	10	**29,179**	46,657
Returns on investments and servicing of finance		**625**	467
Taxation paid		**(10,657)**	(11,537)
Purchases less disposals of tangible fixed assets		**(6,349)**	(2,536)
Equity dividends paid		**(12,170)**	(12,524)
Net cash inflow before financing		**628**	20,527
Financing			
Sale of shares held by the Employee Benefit Trust		**129**	-
Repayment of loan notes		**-**	(5,452)
Purchase of own shares for cancellation		**-**	(13,726)
Net cash inflow/(outflow) from financing		**129**	(19,178)
Increase in net cash in the year	11	**757**	1,349

Notes to the statutory accounts

Year ended 31 December 2003

1. Basis of accounting

The preliminary results have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting and financial reporting standards. The accounting policies are the same as those set out in the financial statements of the Group for the year ended 31 December 2002 with the exception of the change in accounting policy resulting from the adoption of UITF 38 as described in note 7.

2. Segmental analysis

(a) Turnover and gross profit by geographic region

		Turnover		Gross Profit	
		2003 £'000	2002 £'000	2003 £'000	2002 £'000
United Kingdom		**194,262**	203,868	**90,630**	99,274
Continental Europe		**120,363**	127,551	**58,227**	66,334
Asia Pacific	Australia	**43,708**	39,187	**18,082**	16,380
	Other	**7,673**	7,503	**6,951**	6,536
	Total	**51,381**	46,690	**25,033**	22,916
Americas		**6,610**	5,361	**4,595**	4,124
		372,616	383,470	**178,485**	192,648

(b) Turnover and gross profit by discipline

	Turnover		Gross Profit	
	2003 £'000	2002 £'000	2003 £'000	2002 £'000
Finance and accounting	**256,731**	277,818	**113,599**	126,477
Marketing and sales	**61,832**	54,590	**37,704**	38,740
Other	**54,053**	51,062	**27,182**	27,431
	372,616	383,470	**178,485**	192,648

Notes to the statutory accounts

Year ended 31 December 2003

2. Segmental analysis (continued)

(c) Profit before interest, taxation and exceptional items by geographic region		2003 £'000	2002 £'000
United Kingdom		**15,638**	20,487
Continental Europe		**(280)**	5,567
Asia Pacific	Australia	**6,303**	5,796
	Other	**1,285**	1,033
	Total	**7,588**	6,829
Americas		**(62)**	(747)
Profit before interest, taxation and exceptional items		**22,884**	32,136
Exceptional items		**(1,101)**	-
Profit before interest and taxation		**21,783**	32,136
Net interest		**626**	461
Profit on ordinary activities before taxation		**22,409**	32,597

(d) Net assets/(liabilities) by geographic region		2003 £'000	As restated (note 7) 2002 £'000
United Kingdom		**41,115**	30,264
Continental Europe		**9,791**	17,166
Asia Pacific	Australia	**4,741**	3,825
	Other	**811**	340
	Total	**5,552**	4,165
Americas		**(3,115)**	(2,741)
		53,343	48,854

Notes to the statutory accounts

Year ended 31 December 2003

3. Exceptional items

	2003 £'000	2002 £'000
Release of payroll tax provision on Restricted Share Scheme (a)	**1,886**	-
Property costs (b)	**(2,987)**	-
	(1,101)	-
Taxation on exceptional items	**330**	-
	(771)	-

(a) Release of payroll tax provision on Restricted Share Scheme

The grant of Restricted Shares on flotation in 2001 gave rise to potential National Insurance and social security liabilities for which a provision of £6.0m was established in 2001. As these liabilities crystallise in 2004 when the Restricted Shares vest, these liabilities have now been estimated using the share price at 31 December 2003 of 186.0p. The required provision is £4.1m and as a consequence, £1.9m has been released from the provision.

(b) Property costs

The property cost provision represents rentals and other unavoidable costs on onerous lease agreements on vacant properties.

4. Taxation

The taxation charge for the year is made up as follows:

Taxation relating to current year	**2003 £'000**	**2002 £'000**
UK corporation tax at 30% for year	**6,236**	9,964
Adjustments in respect of prior periods	**(543)**	(296)
Overseas corporation tax	**2,013**	3,516
	7,706	13,184
Deferred taxation		
Origination and reversal of timing differences	**958**	(1,741)
Taxation on profit on ordinary activities	**8,664**	11,443

Notes to the statutory accounts

Year ended 31 December 2003

5. Dividends

	2003 £'000	2002 £'000
Interim dividend of 1.1p per ordinary share (2002: 1.1p)	**3,937**	4,030
Proposed final dividend of 2.3p per ordinary share (2002: 2.3p)	**8,234**	8,233
Total dividend of 3.4p per ordinary share (2002: 3.4p)	**12,171**	12,263

The record date for the final dividend is 7 May 2004 and payment date is 4 June 2004.

6. Earnings per share

	Basic and diluted EPS	Exceptional items	Adjusted EPS
Year ended 31 December 2003			
Profit after taxation (£'000)	**13,745**	**771**	**14,516**
Weighted average number shares ('000)	**357,955**	**-**	**357,955**
Earnings per share (pence)	**3.8**	**-**	**4.1**
Year ended 31 December 2002			
Profit after taxation (£'000)	21,154	-	21,154
Weighted average number shares ('000)	366,355	-	366,355
Earnings per share (pence)	5.8	-	5.8

7. Prior year adjustment

The Group has adopted UITF Abstract 38 "Accounting for ESOP Trusts" early. The early adoption of this UITF has resulted in "Investments in own shares" being classed as "EBT reserve" on the balance sheet and deducted from shareholders' funds rather than being held as an asset. Prior year net assets have reduced by £10.0m as a result of this restatement. There is no effect on profit in either the current or preceding financial year.

8. Provisions for liabilities and charges

	2003 £'000	2002 £'000
Payroll tax liability on the Restricted Share Scheme (note 3)	**4,114**	6,000
Vacant property provision (note 3)	**2,125**	-
	6,239	6,000

Notes to the statutory accounts

Year ended 31 December 2003

9. Consolidated Reconciliation of Movements in Shareholders' Funds for the year ended 31 December 2003

	2003 £'000	2002 £'000
Profit for the financial year	13,745	21,154
Dividends	(12,171)	(12,263)
Retained profit for the financial year	1,574	8,891
Foreign currency translation differences	2,786	1,256
	4,360	10,147
Purchase of own shares for cancellation	-	(13,726)
Sale of shares held by the Employee Benefit Trust	129	-
Net addition/(reduction) to shareholders' funds	4,489	(3,579)
Opening shareholders' funds as previously stated	48,854	62,433
Prior year adjustment (note 7)	-	(10,000)
Opening shareholders' funds (as restated)	48,854	52,433
Closing shareholders' funds	53,343	48,854

10. Reconciliation of operating profit to net cash inflow from operating activities

	2003 £'000	2002 £'000
Operating profit before exceptional items	22,884	32,136
Exceptional items (note 3)	(1,101)	-
Operating profit after exceptional items	21,783	32,136
Depreciation and amortisation charges	7,688	8,067
Loss on sale of fixed assets	241	262
(Increase)/decrease in debtors	(313)	10,349
Decrease in creditors	(459)	(4,157)
Increase in provisions (note 8)	239	-
Net cash inflow from operating activities	29,179	46,657

Notes to the statutory accounts

Year ended 31 December 2003

11. Reconciliation of net cash flow to movement in net cash

	2003 £'000	2002 £'000
Increase in net cash in the year	**757**	1,349
Decrease in debt financing	**-**	5,452
Foreign exchange movements	**305**	224
Movements in net cash in year	**1,062**	7,025
Opening net cash	**21,372**	14,347
Closing net cash	**22,434**	21,372

12. Analysis of net cash

	At 1 January 2003 £'000	Cash flow £'000	Foreign exchange	At 31 December 2003 £'000
Cash at bank and in hand	22,040	852	319	**23,211**
Bank overdrafts	(668)	(95)	(14)	**(777)**
Total net cash	21,372	757	305	**22,434**

13. Preliminary Announcement

The financial information set out above does not constitute the Group's audited statutory accounts within the meaning of Section 240 of the Companies Act 1985. The financial information for the year ended 31 December 2002 has been extracted from the statutory accounts for that year which have been delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified and did not contain a statement under section 237 (2) or (3) of the Companies Act 1985. The Group accounts for the year ended 31 December 2003 will be finalised on the basis of the financial information presented by the Directors in the preliminary announcement.

14. Issue of Annual Report and Accounts

The 2003 Annual Report and Accounts will be posted to shareholders by 16 April 2004. Copies may be obtained after this date from the Company Secretary, 39-41 Parker Street, London WC2B 5LN. Telephone No. 020 7831 2000.

15. Annual General Meeting

The Annual General Meeting of Michael Page International plc will be held at 39-41 Parker Street, London, WC2B 5LN on 27 May 2004 at 12.00 noon.

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:55 13 Feb 2004
Number	4279V

RNS Number:4279V
Michael Page International PLC
13 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

FIDELITY INTERNATIONAL LIMITED AND ITS DIRECT AND INDIRECT SUBSIDIARIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

2,897,177

8) Percentage of issued Class

0.80%

9) Class of security

ORDINARY SHARES

10) Date of transaction

10/02/2004

11) Date company informed

13/02/2004

12) Total holding following this notification

20,709,642

13) Total percentage holding of issued class following this notification

5.69%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932-264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 13th February 2004

SCHEDULE A

SECURITY: MICHAEL PAGE INTERNATIONAL PLC Amendment # 9

	SHARES HELD	MANAGEMENT COMPANY	NOMINEE/REGISTERED NAME
(Ordinary Shares)			
	8,371,257	FISL	Clydesdale Bank (Head Office) Nominees Limited
	54,064	FPM	HSBC
	98,138	FPM	Citibank
	76,718	FPM	Bank of New York London
	9,792,791	FIL	HSBC Client Holdings Nominee (UK) Limited
	113,554	FIL	Chase Manhattan Bank London
	329,048	FIL	Bank of New York London
	182,335	FIL	Bank of New York Brussels
	176,233	FIL	Northern Trust
	305,377	FIL	Nortrust Nominees Ltd
	127,206	FIL	Chase Manhattan Bank London
	230,217	FIL	JP Morgan
	138,879	FIL	State Street Nominees Ltd
	219,036	FIL	Morgan Stanley
	494,789	FIL	Chase Nominees Ltd

TOTAL ORDINARY SHARES: 20,709,642

CURRENT OWNERSHIP PERCENTAGE: 5.69%

SHARES IN ISSUE: 363,912,800

CHANGE IN HOLDING SINCE LAST FILING (2,897,177) ORDINARY SHARES

This information is provided by RNS
The company news service from the London Stock Exchange

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Company Michael Page International PLC
TIDM MPI
Headline Holding(s) in Company
Released 17:28 12 Feb 2004
Number 3555V

RNS Number:3555V
Michael Page International PLC
12 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

BARCLAYS PLC

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

3,595,612

6) Percentage of issued Class
0.99%

7) Number of shares/amount of stock disposed
N/A

8) Percentage of issued Class
N/A

9) Class of security

ORDINARY SHARES

10) Date of transaction

6/2/04

11) Date company informed

11/2/04

12) Total holding following this notification

18,583,171

13) Total percentage holding of issued class following this notification

5.11%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification ......11/2/2004..................

Letter to Michael Page International PLC

Companies Act 1985 ("The Act") - Part VI

I hereby inform you that as at 6 February 2004 Barclays PLC, through the legal entities listed on the below schedule, has a notifiable interest in the capital of your Company of 5.11%.

Details of this interest, together with a breakdown between registered holders (as required by Section 202(3) of the Act), are enclosed.

The issued capital of 363,662,799 is the latest figure available to us.

Letter from Barclays

LEGAL ENTITY REPORT

MICHAEL PAGE INTL SEDOL: 3023231

As at 06 February 2004 Barclays PLC, through the legal entities listed below, had a notifiable interest in 18,583,171 ORD GBP0.01 representing 5.11 % of the issued share capital of 363,662,799 units.

Legal Entity	Holding	Per
Barclays Global Investors Japan Trust & Banking	88,322	C
Barclays Global Investors, N.A.	3,379,033	C
Barclays Life Assurance Co Ltd	679,595	C
Barclays Global Investors Australia Ltd	152,032	C
Barclays Global Investors Ltd	14,280,689	3
Gerrard Ltd	3,500	C
Group Holding	18,583,171	5

As at 06 February 2004 Barclays PLC, through the registered holders listed below, had a notifiable interest in 18,583,171 ORD GBP0.01 representing 5.11 % of the issued share capital of 363,662,799 units.

Registered Holder	Account Designation	H
ALMLUFTTL-18409-CHASE MANHATTA	ALMLUFTT	1

ASTEXMTTL-21359-CHASE NOMINEES	ASTEXMTT		1
ASUKEXTTL-20947-CHASE MANHATTA	ASUKEXTT		10,5
BLENTFUKQ-16344-CHASE MANHATTA	BLENTFUK		
BLENTPUKQ-16345-CHASE MANHATTA	BLENTPUK		
BLEQFDUKQ-16331-CHASE MANHATTA	BLEOFDUK		
BLEQPTUEA-16341-CHASE MANHATTA	BLEOPTUE		2
BLEQPTUKQ-16341-CHASE MANHATTA	BLEOPTUK		2
BLUKINTTL-16400-CHASE MANHATTA	BLUKINTT		3,1
CHATRKTTL-16376-CHASE MANHATTA	CHATRKTT		1
INVESTORS BANK AND TRUST CO.	527191		1,8
INVESTORS BANK AND TRUST CO.	536747		4
INVESTORS BANK AND TRUST CO.	552942		2
INVESTORS BANK AND TRUST CO.	595966		1
JPMORGAN CHASE BANK	540186		1
JPMorgan Chase Bank	BTGF05IE		
NORTHERN TRUST BANK - BGI SEPA	581610		1
NORTHERN TRUST BANK - BGI SEPA	584069		
R C Greig Nominees Limited a/c	BLi		
UBS Limited	583996		4
		Total	18,5

END

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	18:19 10 Feb 2004
Number	2496V

RNS Number:2496V
Michael Page International PLC
10 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

AXA S.A.

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

SEE BELOW

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

6,106,543

8) Percentage of issued Class

1.68%

9) Class of security

ORDINARY SHARES

10) Date of transaction

4/2/04

11) Date company informed

9/2/04

12) Total holding following this notification

43,581,270

13) Total percentage holding of issued class following this notification

11.98%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 9/2/2004

Letter to Michael Page International plc dated: 5 February 2004

NOTIFICATION OF INTEREST(S) IN SHARES UNDER SECTION 198 COMPANIES ACT 1985 ("THE ACT")

Michael Page International plc

This notification supersedes any previous notification from AXA Investment Managers UK Ltd.

We are writing on behalf of AXA S.A. of 25 Avenue Matignon, 75008 Paris and its Group Companies who are deemed to have an interest in these shares.

AXA S.A. knows that they were interested in 43,581,270 ord GBP 0.01 shares in the 363,662,799 share capital immediately after the time when the obligation of disclosure arose pursuant to section 198 of the Act. These shares represent a beneficial interest of 37,923,508 shares (10.43%), and a non-beneficial interest of 5,657,762 shares (1.56%).

The identity of each registered holder of the shares to which this notice relates, so far as as known to AXA Investment Managers UK Ltd, as at 04/02/04, is as per the Appendix below.

This notification of change is due to a decrease in the total holding from 12.22% to 11.99%.

Letter from: AXA Investment Managers

DISCLOSURE OF INTEREST IN SHARES OF
APPENDIX - NOTICE UNDER SECTION 198 OF THE COMPANIES ACT 1985
Michael Page International plc ord GBP 0.01 shares

Total number of shares held as at 04/02/04 was 43,581,270 the breakdown of which is set out below:

Name of the Company /Fund	Number of Shares	Particulars of Beneficial owners
AXA UK Investment Co ICVC Extra Income Fund (Non-Beneficial)	35,000	Trustees of AXA UK Investment Co ICVC Extra Income Fund
AXA UK Investment Co ICVC Ethical Fund (Non-Beneficial)	110,000	Trustees of AXA UK Investment Co ICVC Ethical Fund
AXA UK Investment Co ICVC UK Equity Income Fund (Non-Beneficial)	3,400,000	Trustees of AXA UK Investment Co ICVC UK Equity Income Fund
AXA World Funds UK Balanced (Non-Beneficial)	12,000	Trustees of AXA World Funds
Sun Life Nominees Ltd A/c 18 (Non-Beneficial)	90,855	Trustees of the WABCO Automotive UK Pensions Scheme
Sun Life Nominees Ltd A/c 20 (Non -Beneficial)	51,944	Trustees of the Princes Pension Scheme
Sun Life Nominees Ltd A/c 29 (Non - Beneficial)	97,109	Trustees of the Cobham Pension Plan
Sun Life Nominees Ltd A/c 31 (Non - Beneficial)	15,245	Trustees of the Princes (1977) Pension Scheme
Sun Life Nominees Ltd A/c 32 (Non - Beneficial)	22,715	Eldridge Pope Pension Fund
Sun Life Pensions Management Ltd (Beneficial)	125,000	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd (Beneficial)	1,445,886	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X	29,130	Sun Life Pensions Management Ltd

(Beneficial)		
Sun Life Pensions Management Ltd A/c X (Beneficial)	3,217,867	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	9,259,159	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	61,167	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	74,574	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	81,504	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	78,748	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	76,131	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	61,129	Sun Life Pensions Management Ltd
Sun Life Pensions Management Ltd A/c X (Beneficial)	55,444	Sun Life Pensions Management Ltd
Sun Life Assurance Society PLC (Beneficial)	8,795,851	Sun Life Assurance Society Plc
Sun Life Unit Assurance Ltd A/c X (Beneficial)	1,387,449	Sun Life Unit Assurance Ltd
AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc) (Beneficial)	13,174,469	AXA Sun Life plc (fmly Axa Equity & Law Life Assurance Society plc)
AXA UK Group Pension Scheme Equity Fund (Non - Beneficial)	1,821,345	AXA UK Group Pension Scheme Equity Fund
AXA Financial, Inc (Non - Beneficial)	1,549	AXA Rosenberg

		Holding as % of issued Capital
Total Beneficial Interest	37,923,508	10.43
Total Non-Beneficial Interest	5,657,762	1.56
Total	43,581,270	11.98%

This information is provided by RNS
The company news service from the London Stock Exchange

END

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:21 4 Feb 2004
Number	0250V

RNS Number:0250V
Michael Page International PLC
4 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

SILCHESTER INTERNATIONAL INVESTORS LTD

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

Name	Number
NORTHERN TRUST CO.	34,905,755

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class

N/A

7) Number of shares/amount of stock disposed

5,043,245

8) Percentage of issued Class

1.39%

9) Class of security

ORDINARY SHARES

10) Date of transaction

3/2/04

11) Date company informed

4/2/04

12) Total holding following this notification

34,905,755

13) Total percentage holding of issued class following this notification

9.60%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
01932 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification 4/2/2004

This information is provided by RNS
The company news service from the London Stock Exchange

END

Full Text Announcement

Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	15:46 4 Feb 2004
Number	0191V

RNS Number:0191V
Michael Page International PLC
4 February 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

COLLEGE RETIREMENT EQUITIES FUND AND AFFILIATED ENTITIES

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

SEE BELOW

5) Number of shares/amount of stock acquired.

137,325 (30/01/04)

6) Percentage of issued Class
0.04%

7) Number of shares/amount of stock disposed
153,600 (30/01/04)

8) Percentage of issued Class
0.04%

9) Class of security

ORDINARY SHARES

10) Date of transaction

30/1/04

11) Date company informed

3/2/04

12) Total holding following this notification

14,536,294

13) Total percentage holding of issued class following this notification

4.00%

14) Any additional information

THIS NOTIFICATION CONSISTS OF
TWO SEPARATE TRANSACTIONS

15) Name of contact and telephone number for queries

JEREMY TAHHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....3/2/2004..................

Re: U.K. Companies Act Of 1985 Disclosure Notice

Pursuant to Part VI of the U.K. Companies Act of 1985, the College Retirement Equities Fund (CREF) hereby informs you that on January 30,2004, CREF purchased 137,325 shares and sold 153,600 shares of Michael Page International, bringing its total holdings in your company to 12,341,612 shares. CREF owns these shares through two of our investment accounts the CREF Global Equities Account and the CREF Stock Account. It is our understanding the total shares outstanding of Michael Page International are 363,662,799, bring our ownership in your company to a 3.4% level.

For your information, CREF is a U.S. based S.E.C. Registered Investment Company, which is used as a funding vehicle for retirement monies for higher education. CREF currently has multiple investment accounts, each with separate investment objectives and policies. All assets in the accounts are beneficially owned by CREF, and all the accounts are managed by TIAA-CREF Investment Management, Inc., an S.E.C. Registered Investment Advisor.

Additionally, TIAA-CREF Mutual Funds' International Equity Fund, Institutional International Equity Fund, and Life International Equity Fund, which are managed by an investment advisor which is affiliated with the investment advisor who manages the CREF accounts, owns 2,194,682 shares of your company. These holdings, aggregated with those of CREF, total 14,536,294, or 3.997% of the outstanding shares of your company.

This notice should satisfy our disclosure requirements under the U.K. Act.

END

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